UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 001-14793

THE FIRSTBANK 401(K) RETIREMENT PLAN FOR RESIDENTS OF PUERTO RICO

(Full title of the Plan and address of the Plan, if different from that of the issuer named below)

FIRST BANCORP.

1519 Ponce de León Avenue, Stop 23

Santurce, Puerto Rico 00908-0146

(Name of issuer of the securities held pursuant to the plan and the address of principal executive office)

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Financial Statements and Supplemental Schedules

December 31, 2018 and 2017

[1]	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Plan Participants and Plan Administrator of The FirstBank

401(k) Retirement Plan for Residents of Puerto Rico

Santurce, Puerto Rico

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (the “Plan”) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) and Schedule H, Line 4a – Schedule of Delinquent Participant Contributions as of December 31, 2018 and for the year then ended, have been subjected to audit procedures performed in conjunction with the audit of The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP

We have served as the Plan’s auditor since 2018.

Miami, Florida

June 28, 2019

Stamp No. E377723 of the Puerto Rico

Society of Certified Public Accountants

was affixed to the record copy of this report.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Statements of Net Assets Available for Benefits

December 31, 2018 and 2017

	As of December 31,
	2018	2017
Assets
Investments
Investments, at fair value	$44,846,407	$45,862,429
Receivables
Contributions receivable from participants	—	17,955
Contributions receivable from employer	422,128	—
Notes receivable from participants	2,755,253	3,045,075

Total receivables	3,177,381	3,063,030

Cash	236,120	268,444

Total Assets	48,259,908	49,193,903

Liabilities
Other liabilities	—	2,183

Net assets available for benefits	$48,259,908	$49,191,720

The accompanying notes are an integral part of these financial statements.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2018

Year ended December 31, 2018
Additions to assets attributed to:
Investment income (loss):
Net depreciation in fair value of investments	$(4,114,152)
Dividends and interest income	3,109,574

Total investment loss	(1,004,578)

Interest income on notes receivable from participants	181,483

Contributions:
Participants	4,432,377
Employer	1,134,070
Rollovers from other qualified plans	255,190

Total contributions	5,821,637

Total additions	4,998,542

Deductions from assets attributed to:
Benefits and withdrawals paid to participants, including rollover distributions	5,880,272
Administrative expenses	50,082

Total deductions	5,930,354

Net decrease	(931,812)
Net Assets available for benefits:
Beginning of year	49,191,720

End of year	$48,259,908

The accompanying notes are an integral part of these financial statements.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Notes to the Financial Statements

December 31, 2018 and 2017

1.	Description of the Plan

Reporting Entity

The accompanying financial statements include the assets of The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (the “Plan”) sponsored by FirstBank Puerto Rico (the “Bank”) for its Puerto Rico employees only. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which became effective in 1965, and was amended in 1977, to comply with the requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Accordingly, the Plan is subject to the provisions of ERISA. Effective September 1, 1991, the Plan was further amended to become a savings plan under the provisions of the Puerto Rico Code, as amended (the “PR Code”). The Plan was created for the purpose of providing retirement benefits to employees and to encourage and assist them in adopting a regular savings plan that qualifies under the applicable laws of the Commonwealth of Puerto Rico.

Plan Amendments

The Plan was amended effective July 5, 2018 to increase the employer matching contribution to fifty cents for every dollar of the employees’ contribution up to 6% of their eligible compensation as further explained below.

In addition, as a result of damages caused by Hurricane Maria in Puerto Rico in September 2017, the Puerto Rico Treasury issued Administrative Determinations, which permitted participants in qualified retirement plans to request eligible distributions from their accounts under the Plan during the period from September 20, 2017 to June 30, 2018. In accordance with the Puerto Rico Treasury Administrative Determinations, the Plan was amended to allow for distributions and loans to participants in case of extreme economic hardship. The amendment resulted in $3.8 million additional participant distributions in 2018.

Eligibility

All Puerto Rico full-time employees of the Bank and its wholly owned Puerto Rico subsidiaries are eligible to participate in the Plan after completion of three months of service for purposes of making elective deferral contributions and one year of service for purposes of sharing in the Bank’s matching, qualified matching and qualified non-elective contributions. The Bank’s matching contribution is comprised of: 401(k) Matching Contributions and 401(k) Additional Matching Contributions (the “lump sum”). To be eligible for these matching contributions, the participant needs to be employed at any time during the Plan Year and be employed as of last day of the Plan Year, respectively. Furthermore, regular part time employees are also eligible if the criteria of 1,000 hours of service is met.

Employees are automatically enrolled in the Plan after completion of three months of service unless the employee makes an election to waive participation in the Plan by completing an Election Form at least 30 days before the enrollment date. If the employee does not complete the Election Form within the mentioned period, the employee will be automatically enrolled in the Plan with an initial pre-tax contribution equivalent to 2% of his/her period eligible compensation and the contribution will be invested in a predetermined fund until subsequent election is made by the participant.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Notes to the Financial Statements

December 31, 2018 and 2017

Contributions

Participants are permitted to contribute up to an amount not to exceed the maximum deferral amount specified by the PR Code of $15,000 for the tax year ended December 31, 2018. Also, the participant may make voluntary contributions to the Plan on an after-tax basis up to 10% of their eligible compensation. Effective July 5, 2018, the Bank is required to make a matching contribution of fifty cents for every dollar up to the first 6% of the participants’ eligible compensation that a participant contributes to the Plan on a pre-tax basis. The Bank’s matching contribution of fifty cents for every dollar of the employee’s contribution is comprised of: (i) twenty-five cents for every dollar of the employee’s contribution up to 6% of the employee’s eligible compensation to be paid to the Plan as of each bi-weekly payroll; and, (ii) an additional twenty-five cents for every dollar of the employee’s contribution up to 6% of the employee’s eligible compensation to be deposited as a lump sum subsequent to the Plan Year. These are called 401(k) Matching Contributions and 401(k) Additional Matching Contributions, respectively. Prior July 5, 2018, the Bank was required to make a matching contribution of twenty-five cents for every dollar up to the first 4% of the participant’s eligible compensation that a participant contributes to the Plan on a pre-tax basis. Investment of participants’ and employer’s contributions are directed by participants into various investment options, which include several mutual funds and the common stock of First BanCorp., the Bank’s parent company. The Plan allows for rollover contributions from other qualified plans.

Participants over age 50 are permitted to make an additional $1,500 pre-tax contribution after contributing the Plan limit of $15,000 of their pre- tax annual compensation.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Bank’s contributions and (b) Plan earnings. Allocations are based on (a) the participant’s contributions in the case of matching contributions, and (b) account balances in each investment option in the case of plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Forfeited nonvested accounts are used to cover administrative expenses, or used to reduce future Bank contributions. Certain administrative expenses directly associated with the Plan are paid by the Plan and charged to participant’s accounts.

Vesting

Participants are immediately vested in their contributions and the Bank’s matching contributions plus actual earnings thereon, except for the Bank’s additional matching contribution. Beginning on and after July 5, 2018, the additional matching contribution is subject to a vesting period of three years of service. For periods beginning after December 31, 2011 and ending on or before July 5, 2018 the vesting schedule is as follows:

Years of Service	Vested Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5 or more	100%

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Notes to the Financial Statements

December 31, 2018 and 2017

Notes receivable from Participants

Under the terms of the Plan, participants are allowed to borrow from their accounts up to 50% of their vested account balance or $50,000, whichever is less. Loan transactions are treated as a transfer to (from) the investment funds from (to) the Participants Loan account. Loans are secured by the balance in the participants’ accounts and bear interest at the rate determined by the Plan administrator at the time the loan is granted. As of December 31, 2018 and 2017, substantially all of the loans have interest rates ranging from 5.25% to 7.50%, and are due at various maturity dates through January 2024. Principal and interest is paid ratably through biweekly payroll deductions.

Payment of Benefits

Plan participants are permitted to make withdrawals from the Plan, subject to provisions in the Plan agreement. If a participant suffers financial hardship, as defined in the Plan agreement, the participant may request a withdrawal from his or her contributions. In addition, as described above, the Plan was amended in 2018 permitting eligible participants withdrawals in case of extreme economic hardship as allowed by Puerto Rico Treasury Administrative Determinations.

In the case of participant termination because of death, all amounts credited to such participant’s account shall become fully vested and the entire amount is paid to the person or persons legally entitled thereto. A participant will fully vest in his or her account balance (including matching contributions) upon permanent and total disability. Payment of disability benefits will be made similar to payments to retired employees described above. However, if the value of the account balance does not exceed $1,000, the distribution will be made to the participant, regardless of whether the participant consents to receive it.

All distributions from the Plan will be made in a single lump-sum cash payment. If the value of the vested account is more than $5,000, the participant may elect to defer any benefit payable under the Plan until a specified future date.

Plan Expenses and Administration

Bank and participant contributions were held by Charles Schwab as custodian and managed by Milliman USA, Inc. as plan recordkeeper, both appointed by the Board of Directors of the Bank. The custodian invests cash received, interest and dividend income and makes distributions to participants.

Generally, recordkeeper’s fees are paid by the Bank unless there are forfeitures available to offset such expenses. For the year ended December 31, 2018 the Bank paid on behalf of the Plan $177,502 in administrative fees and other services rendered by the plan record keeper and $50,000 for investment advisory to a third-party consultant. Administrative expenses incurred by the Plan, primarily custodian’s fees and other miscellaneous expenses, are reflected in the Plan’s financial statements.

Forfeitures

Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Bank contributions or used to cover administrative expenses of the Plan. Refer to Note 7 for further detail.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Notes to the Financial Statements

December 31, 2018 and 2017

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting policies generally accepted in the United States of America. A description of the significant accounting policies of the Plan follows.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein. Actual results could differ from those estimates.

Contributions

Employee contributions are recorded in the period in which the Bank makes payroll deductions from the participants’ compensation. The Bank’s matching contribution of fifty cents is recorded as follows: twenty-five cents as of each bi-weekly payrolls and an additional twenty-five cents as a lump sum subsequent to the Plan Year.

Rollover distributions

Terminated employees or retirees may elect to transfer their savings to other plans qualified by the Puerto Rico Treasury Department.

Investments Valuation and Income Recognition

The Plan’s investments in mutual funds and common stock of First BanCorp. are stated at fair value. See Note 3 for further information regarding valuation of the Plan’s investments. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses on investments bought and sold as well as the unrealized appreciation (depreciation) on those investments held during the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Notes receivable from participants

Notes receivable from participants represent participant loans that are measured at their unpaid principal balance plus any accrued but unpaid interest.

The outstanding loan amount is reduced with payroll retentions made by the employer. Loans bear interest at the rate determined by the Plan administrator at the time the loan is granted. Any terminated employee is required to repay their remaining balance or offset against their account balance upon distribution.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Notes to the Financial Statements

December 31, 2018 and 2017

3.	Fair Value Measurements

The FASB authoritative guidance for fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This guidance also establishes a fair value hierarchy for classifying financial instruments. The hierarchy is based on whether the inputs to the valuation techniques used to measure fair value are observable or unobservable. Three levels of inputs may be used to measure fair value:

Level 1	Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2

Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Valuations are observed from unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

As of December 31, 2018 and 2017, the Plan’s investments measured at fair value consisted of the following instruments and classifications within the fair value hierarchy.

	As of December 31, 2018
	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Assets at Fair Value
Investments in mutual funds	$42,863,061	$—	$—	$42,863,061
Investment in First BanCorp.	1,983,346	—	—	1,983,346

	$44,846,407	$—	$—	$44,846,407

	As of December 31, 2017
	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Assets at Fair Value
Investments in mutual funds	$44,684,915	$—	$—	$44,684,915
Investment in First BanCorp.	1,177,514	—	—	1,177,514

	$45,862,429	$—	$—	$45,862,429

Following is a description of the Plan’s valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.

Mutual Funds: Investments in mutual funds consists of open-end mutual funds and the value is the Net Asset Value of shares held by the Plan at the reporting date. The net asset value is a quoted market price available in an active market. These investments are classified as Level 1.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Notes to the Financial Statements

December 31, 2018 and 2017

Investment in First BanCorp.: Investment in First BanCorp. consists of common stock of First BanCorp. and is valued at its quoted market price obtained from an active exchange market. These securities are classified as Level 1.

4.	Party In-Interest Transactions

Parties-in-interest are defined under the provisions of ERISA as any fiduciary of the Plan, any party rendering service to the Plan, any employer or any affiliate, any employee of such employer covered by the Plan, and certain others. Certain Plan investments consist of shares of mutual funds with a market value of $6,980,286 (2017 – $6,131,941) managed by The Charles Schwab Trust Company, which is also a provider of custodial services as defined by the Plan since April 1, 2005. In addition, at December 31, 2018 and 2017, the First BanCorp. Unitized Stock Fund held 230,622 and 230,885 shares, with a quoted market value of $1,983,346 and $1,177,514, respectively, of First BanCorp. common stock, the parent company of the Plan Sponsor. This Fund also has an investment of $210,965 (2017 – $44,588) in the State Street Institutional U.S. Government Money Market Fund. State Street provides Charles Schwab with custody, fund accounting, fund administration and transfer agency services for the FBP Unitized Stock Fund. For the year ended December 31, 2018, the Plan received dividend income of $5,931 related to First BanCorp. common stock and the net appreciation in the fair value of the investment in First BanCorp. common stock amounted to $767,207. Plan assets include notes receivable from participants of $2,777,253 and $3,045,075 as of December 31, 2018 and 2017, respectively. For the year ended December 31, 2018 interest income related to participant loans receivable amounted to $181,483. These transactions qualify as party-in-interest transactions permitted under the provisions of ERISA.

5.	Tax Status

The Plan obtained its latest determination letter on January 27, 2014, in which the Puerto Rico Treasury Department determined and informed the Bank that the Plan is designed in accordance with the applicable sections of the PR Code and, therefore, exempt from income taxes. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the PR Code and, therefore, believe that the Plan is qualified and is tax exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by federal, state and/ or local taxing authorities. The plan administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2015.

6.	Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Notes to the Financial Statements

December 31, 2018 and 2017

7.	Forfeited Amount

Forfeited nonvested accounts amounted to $4.17 at December 31, 2018 ($3,613 at December 31, 2017). Forfeited accounts are transferred by the Plan administrator to an unallocated account to be used to cover administrative expenses of the Plan or reduce the Bank’s future contributions. Forfeitures amounting to $3,640 were used to cover administrative expenses during 2018.

8.	Risks and Uncertainties

The Plan provides for investment options in various funds that invest in equity and debt securities and other investments. Such investments are exposed to various risks, such as interest rate, market and credit risks. Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in these factors in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. The Plan’s exposure to a concentration of credit risk is dependent upon the investments selected by the participants.

The Plan is subject to legal proceedings and claims which might arise in the ordinary course of its activities. At this time, there are no legal proceedings against the Plan that might impact the financial statements.

9.	Additional Contributions

As a result of the Plan’s non-compliance with its non-discrimination test for the year ended December 31, 2018, the Bank agreed to pay the amount of $72,643 of additional contributions to non-highly compensated participants to satisfy contribution requirements. At December 31, 2018, these additional contributions were recorded as part of contributions receivable from employer in the statement of net assets available for benefits and included as part of employer contributions in the statement of changes in net assets available for benefits.

10.	Reconciliation of Financial Statement to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2018 and 2017:

	2018	2017
Net assets available for benefits per the financial statements	$48,259,908	$49,191,720
Add: Excess contributions payable to participants	—	2,183

Net assets available for benefits per Form 5500	$48,259,908	$49,193,903

The following is a reconciliation of participant contributions per the financial statements to Form 5500 for the year ended December 31, 2018:

2018
Participant contributions per the financial statements	$4,432,377
Less: Excess contributions due to participants in 2017	(2,183)

Participant contributions per Form 5500	$4,430,194

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Notes to the Financial Statements

December 31, 2018 and 2017

11.	Prohibited Transactions – Participant’s Contributions Remittances

In accordance with the U.S. Department of Labor’s Rules and Regulations 2510.3-102, an employer is required to segregate participants’ contributions from its general assets as soon as practical when amounts are contributed by participants or withheld from their wages. During the year ended December 31, 2018 and 2017 there were unintentional delays in the remittance of some participants’ contributions withheld. The Plan Sponsor will absorb any costs incurred by the Plan as a result of the untimely remittances of the participants’ contributions. During 2019 and 2018, the Bank remitted to the Plan $8.33 and $0.03 related to lost earnings pertaining to year 2018 and 2017, respectively.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

EIN #: 66-0183103

Plan #: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2018

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of Investment including maturity date, rate of interest, par value		(d) Cost	(e) Current value
	Common Stocks
*	First BanCorp.	Common Stock	230,622 shares	**	1,983,346

	Total Common Stocks				1,983,346

	Mutual Funds
*	State Street Institutional US Government Money Market Fund	Mutual Fund	210,965 shares	**	210,965
	Dreyfus Mid Cap Index Fund	Mutual Fund	9,730 shares	**	278,948
	Fidelity Extended Market Index Fund	Mutual Fund	36,640 shares	**	1,946,308
	Harbor Bond Institutional Class Fund	Mutual Fund	228,700 shares	**	2,545,437
	Loomis Sayles Growth Fund	Mutual Fund	134,984 shares	**	1,930,273
	Loomis Sayles Inv. Grade Bond	Mutual Fund	10,805 shares	**	116,366
*	Schwab GOVT Money Fund	Mutual Fund	6,980,286 shares	**	6,980,286
	Vanguard Wellington Admiral	Mutual Fund	180,312 shares	**	11,558,006
	Vanguard S&P 500 Index Admiral	Mutual Fund	34,711 shares	**	8,033,553
	Metropolitan West Total Return	Mutual Fund	16,805 shares	**	174,609
	MFS International Value Fund Class I	Mutual Fund	69,517 shares	**	2,743,149
	Vanguard Dividend Growth Inv. Fund	Mutual Fund	130,910 shares	**	3,202,052
	Virtus Small Cap Core	Mutual Fund	103,256 shares	**	3,143,109

	Total mutual funds				42,863,061

	Other Investments
*	Notes receivable from participants	Interest rates ranging from 5.25% to 7.50% maturity dates January 2019 to January 2024		**	2,755,253

	Total Other Investments				2,755,253

	Total				$47,601,660

*	Party in-interest
**	Historical cost is not required for participant directed investment.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

EIN #: 66-0183103

Plan #: 002

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year End December 31, 2018

Year	Participant contributions transferred late to the plan	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending corrections in VFCP	Total fully corrected under VFCP and PTE 2001-51	Lost earnings
2018	$31,030	$—	$31,030	$—	$—	$8.33
2017	$116	$—	$116	$—	$—	$0.03

Signatures

The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the Board of Trustees (or the persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE FIRSTBANK 401(K) RETIREMENT PLAN FOR RESIDENTS OF PUERTO RICO
(Name of Plan)

Date: 6/28/2019	By:	/s/ Pedro A. Romero
Authorized Representative

******